UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of March 31, 2022

Contents

Unaudited condensed consolidated statements of financial position	1
Unaudited condensed consolidated statements of profit or loss and other comprehensive income	2
Unaudited condensed consolidated statements of changes in equity	3
Unaudited condensed consolidated statements of cash flow	4
Notes to the unaudited interim condensed consolidated financial statements	5

Zenvia Inc.

Unaudited condensed consolidated statements of financial position at March 31, 2022

(In thousands of Reais)

Balance
	Note	March 31, 2022	December 31, 2021		Note	March 31, 2022	December 31, 2021
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	6	391,597	582,231	Loans and borrowings	10	69,437	64,415
Trade and other receivables	7	165,983	142,407	Derivative financial instruments		556	-
Derivative financial instruments		-	74	Trade and other payables	11	148,833	144,424
Tax assets		20,155	15,936	Liabilities from acquisitions	14	87,443	176,069
Prepayments		4,298	20,918	Tax liabilities		17,061	15,736
Other assets		1,919	4,493	Employee benefits		20,028	21,926
		583,952	766,059	Lease liabilities		2,729	2,220
				Deferred revenue		9,751	4,582
				Taxes to be paid in installments		503	511
						356,341	429,883

				Non-current liabilities
				Liabilities from acquisitions	14	19,900	60,220
				Trade and other payables	11	114	936
				Loans and borrowings	10	126,759	143,723
				Lease liabilities		2,020	2,038
				Provisions for labor, tax and civil risks	13	1,150	1,369
Non-current assets				Taxes to be paid in installments		616	722
Tax assets		126	112	Deferred tax liabilities	19	-	1,756
Prepayments		2,659	2,271			150,559	210,764
Other Assets		85	37
Interest earning bank deposits	6	7,154	7,005	Equity
Deferred tax assets	19	5,459	2,276	Capital	15	957,523	957,523
Property, plant and equipment	8	17,330	15,732	Reserves	15	227,240	226,599
Intangible assets and goodwill	9	1,042,810	1,050,357	Translation reserve		4,495	34,638
		1,075,623	1,077,790	Accumulated losses		(36,583)	(15,558)
				Total equity		1,152,675	1,203,202

Total assets		1,659,575	1,843,849	Total equity and liabilities		1,659,575	1,843,849
See the accompanying notes to the financial statements.
1

Profit and loss

Zenvia Inc.

Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31, 2022

(In thousands of Reais)

	Note	Three months period ended March 31,
		2022	2021
Revenue	16	197,581	122,693
Cost of services	17	(138,157)	(92,400)

Gross profit		59,424	30,293

Sales and marketing expenses	17	(25,419)	(15,378)
General and administrative expenses	17	(34,733)	(32,722)
Research and development expenses	17	(13,310)	(5,009)
Allowance for credit losses	17	(2,040)	(1,590)
Other income and expenses, net		(8,158)	108
Operating loss		(24,236)	(24,298)

Finance costs	18	(13,618)	(17,659)
Finance income	18	11,900	2,926
Net finance costs		(1,718)	(14,733)
Loss before taxes		(25,954)	(39,031)

Deferred income tax and social contribution	19	4,949	10,626
Current income tax and social contribution	19	(20)	(70)

Loss of the period		(21,025)	(28,475)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		(30,143)	475
Total comprehensive loss for the period		(51,168)	(28,000)

Net (loss) earnings per share (expressed in Reais per share)
Basic	20	(0.645)	(1.191)
Diluted	20	(0.645)	(1.191)
See the accompanying notes to the financial statements.
2

Changes in equity

Zenvia Inc.

Unaudited condensed consolidated statement of changes in equity

For the three months period ended March 31, 2022

(In thousands of reais)

]

				Profit reserves
	Note	Capital	Capital reserve	Legal reserve	Investments reserve	Retained earnings (loss)	Translation reserve	Total Equity
Balance at December 31, 2020		130,292	-	3,854	1,600	(21,431)	1,033	115,348

Loss for the period		-	-	-	-	(28,475)	-	(28,475)
Cumulative translation adjustments from operations in foreign currency		-	-	-	-	-	475	475
Balance at March 31, 2021		130,292	-	3,854	1,600	(49,906)	1,508	87,348

Balance at December 31, 2021		957,523	226,599	-	-	(15,558)	34,638	1,203,202

Loss for the period		-	-	-	-	(21,025)	-	(21,025)
Cumulative translation adjustments from operations in foreign currency		-	-	-	-	-	(30,143)	(30,143)
Share-based compensation		-	641	-	-	-	-	641
Absorption of losses		-	-	-	-	-	-	-
Balance at March 31, 2022		957,523	227,240	-	-	(36,583)	4,495	1,152,675

See the accompanying notes to the financial statements.

3

Cash flows

Zenvia Mobile Serviços Digitais S.A.

Unaudited condensed consolidated statement of cash flows

For the three months period ended March 31, 2022

(In thousands of reais)

	Three months period ended March 31,
	2022	2021
Cash flow from operating activities
Profit (loss) for the period	(21,025)	(28,475)
Adjustments for:
Tax (income) expenses	(4,929)	(10,556)
Depreciation and amortization	14,764	7,992
Allowance for expected credit losses	2,040	1,590
Provisions for tax, labor and civil risks risks	(27)	836
Provision for bonus and profit sharing	3,807	9,653
Share-based compensation	641	-
Provision for compensation	1,867	6,267
Interest from loans and borrowings	7,381	2,311
Interest on leases	150	69
Exchange variation gain (loss)	(2,497)	8,559
Loss on write-off of property, plant and equipment	(49)	86
Loss on write-off of intangible assets	79	-
Effect of hyperinflation	1,655	378
Changes in assets and liabilities
Trade and other receivables	(25,616)	(8,535)
Prepayments	16,232	(1,136)
Other assets	(1,633)	(14,493)
Suppliers	(1,257)	(2,109)
Employee benefits	(5,705)	8,758
Trade and other payables	5,401	(4,150)
Cash generated from (used in) operating activities	(8,720)	(40,471)
Interest paid on loans and leases	(7,701)	(3,240)
Income taxes paid	-	(53)
Net cash flow from (used in) operating activities	(16,421)	(43,764)
Cash flow from investing activities
Acquisition of property, plant and equipment	(2,280)	(872)
Interest earning bank deposits	-	50
Investiments of earning bank deposits	(149)	-
Acquisition of Intangible assets	(5,475)	(3,829)
Net cash used in investment activities	(7,904)	(4,651)
Cash flow from financing activities
Proceeds from loans and borrowings	-	88,574
Repayment of borrowings	(11,325)	(4,551)
Payment of lease liabilities	(841)	(250)
Transactions with related parties	-	-
Payments for investments acquired in installments	(124,000)	-
Net cash from (used in) financing activities	(136,166)	83,773

Exchange rate change on cash and cash equivalents	(30,143)	475
Net (decrease) increase in cash and cash equivalents	(190,634)	35,833
Cash and cash equivalents at January 1	582,231	59,979
Cash and cash equivalents at March 31	391,597	95,812

See the accompanying notes to the financial statements.

4

Notes to the unaudited interim condensed consolidated financial statements

(In thousands of Reais)

1.	Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). Before the corporate reorganization, described in 1.a. Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”), an operating company, was the ultimate holding of the Group and it consolidated the results of all subsidiaries until that date. The Group is primarily involved in the development of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications.

a.          Corporate Reorganization

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A. (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering of the Group. At the time of the reorganization, the Company´s current shareholders have contributed all of their shares in Zenvia Brazil to Zenvia Inc. at a ratio of one-to-five. In return for this contribution, the Company issued in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at the above ratio of one-to-five. This corporate reorganization kept the same percentage of ownership of the former shareholders of Zenvia Brazil in Zenvia Inc.

The Company accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of Zenvia Brazil are included in the Zenvia’s consolidated financial statements with no fair value uplift. Thus, these consolidated financial statements reflect:

(i) The historical operating results and financial position of Zenvia Brazil prior the restructuring; (ii) The consolidated results of the Company following the restructuring;

(iii) The assets and liabilities of Zenvia Brazil and its then subsidiaries at their historical cost;

(iv) The number of ordinary shares issued by Zenvia, as a result of the restructuring is reflected retroactively to January 1, 2019, for purposes of calculating earnings per share;

(v) Zenvia Brazil shares were contributed in Zenvia at its book value as at May 7, 2021;

(vi) As the remaining equity reserves of Zenvia Brazil are no longer applicable to Zenvia Inc., they were added to the initial capital reserve balance.

5

b.          Business combination – Direct One (D1)

On July 31, 2021, Zenvia Brazil completed the purchase agreement for the direct and indirect acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

Under the terms of this acquisition agreement and as part of the consideration, (i) Zenvia Brazil contributed R$21 million in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, (1) Zenvia Brazil contributed further R$19 million in cash into D1; (2) Zenvia Brazil paid to D1 shareholders an amount corresponding to R$319 million, which was based on a valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 minus D1 net debt as of the same date and adjusted by working capital; and (3) Zenvia Brazil issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to an amount corresponding to R$133 million, which was calculated based on the valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 (historical results) minus D1 net debt as of the same date and adjusted by working capital, divided by 13 (thirteen) times Zenvia Brazil’s consolidated gross profit for the last twelve months (LTM) (after giving effect to the D1 Acquisition and the Sirena Acquisition) ended March 31, 2021 minus Zenvia Brazil’s consolidated net debt (after giving effect to the D1 Acquisition and the Sirena Acquisition) as of the same date.

Additionally, as further consideration for the D1 Acquisition, Zenvia Brazil also agreed to pay amounts to certain D1 shareholders which was previous estimated to be (i) R$57 million in the second quarter of 2022; and (ii) R$168 million in the second quarter of 2023.

On February 15, 2022, the Company decided to accelerate D1 integration which results on a new agreement, replacing the previous amounts and timing of the earn-outs payments. The new agreement provides that Zenvia Brasil will pay to D1 former shareholders a total amount of R$164 million. R$124 million was paid in the first quarter of 2022 and R$40 million will be paid on March 31, 2023.

Goodwill arising from the acquisition has been recognized as follows:

D1
July 31, 2021

Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables	16,516
Intangible assets and goodwill	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio	1,482
Intangible assets –– Digital platform	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980
6

The goodwill of R$607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

c.          Business combination – Sensedata Tecnologia Ltda (Sensedata)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda, referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the acquisition agreement the total consideration transferred and expect to be transferred are as follows: (i) R$30,112 in cash up front and; (ii) an earn-out cash structure based on the achievement of gross profit milestones until November 2023, which are currently estimated at R$35,018; (iii) an estimate of the range of outcomes considering the achievement varying from -50% to + 50% is R$35,018 and R$100,349 respectively; (iv) SenseData former controlling shareholders will also receive 91,728 Zenvia’s Class A common shares, subject to lock-up provisions, equivalent to an amount corresponding to R$6,793.

The Goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021

Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio	720
Intangible assets –– Digital platform	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

The goodwill of R$20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

7

2.	Company’s subsidiaries

		March 31, 2022		December 31, 2021
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda (i)	Brazil	-	100	-	100
One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A.	Brazil	-	100	-	100
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações	Brazil	-	100	-	100
de Veículos Automotores Ltda.
(i)	On May 15, 2021, Zenvia Voice was incorporated with the purpose of providing voice services.

3.	Preparation basis

These interim condensed consolidated financial statements for the three months period ended March 31, 2022 have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these financial statements was approved by the Executive Board of Directors on May 4, 2022.

a.	Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are expressed in thousands of Brazilian Real (R$), which is the Company’s functional currency. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

8

c.	Foreign currency translation

For the consolidated Group companies in which functional currency is different from the Brazilian Real, the financial statements are translated to Real as of closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d.	Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of income of the Company.

e.	Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

9

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

The Company established a control structure related to measurement of fair value. It includes the review process of all significant fair value measurements, reporting directly to the Chief Financial Officer.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.	Significant accounting policies

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2021 and should be read in conjunction with those interim condensed consolidated financial statements.

5.	New standards, amendments and interpretations of standards

The following amended standards are effective for annual periods beginning on or after January 1, 2022. The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●    Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16); and

●    Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

●    Annual improvements to IFRS Standards 2019-2020

●    Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

10

6.	Cash and cash equivalents and interest earning bank deposits

	March 31, 2022	December 31, 2021

Cash and banks	168,180	235,472
Short-term investments maturing in up to 90 days (a)	223,417	346,759
Short-term investments maturing in over 90 days (b)	7,154	7,005
	398,751	589,236

Cash and cash equivalents	391,597	582,231
Interest earnings bank deposits	7,154	7,005

a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 75% to 102.7% of the CDI rate (Interbank Interest Rate).

b)	Investments at rates varying from 89% to 113% of CDI are held as guarantee of the debentures borrowing contract entered into in May 2021.

7.	Trade and other receivables

	March 31, 2022	December 31, 2021

Domestic	163,582	140,573
Accounts receivables to related parties (a)	3,201	7,269
Abroad	8,211	2,863
	174,994	150,705

Allowance for expected credit losses	(9,011)	(8,298)
	165,983	142,407

a.	As of March 31, 2022 and December 31, 2021, the Company had transactions with non-consolidated related parties. The outstanding balances were related to Twilio Inc. (note 22).

Changes in allowance for expected credit losses are as follows:

	March 31, 2022	March 31, 2021
Balance at December 31	(8,298)	(6,087)
Additions	(2,040)	(1,590)
Reversal	-	-
Write-offs	1,327	194
Balance at March 31	(9,011)	(7,483)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 180 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

11

The breakdown of accounts receivable from customers by maturity is as follows:

	March 31, 2022	December 31, 2021
Current	151,264	129,177
Overdue (days):
1–30	8,292	7,295
31–60	3,065	2,555
61–90	1,379	1,466
91–120	1,487	1,337
121–150	1,034	1,018
>150	8,473	7,857
	174,994	150,705

8.	Property, plant and equipment

8.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance March 31, 2022
Furniture and fixtures	10	1,168	(626)	542
Leasehold improvements	10	2,177	(1,154)	1,023
Data processing equipment	20	21,174	(9,902)	11,272
Right of use – leases	20 to 30	8,076	(3,763)	4,313
Machinery and equipment	10	408	(335)	73
Other fixed assets	10 to 20	328	(221)	107
		33,331	(16,001)	17,330

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2021
Furniture and fixtures	10	1,169	(597)	572
Leasehold improvements	10	2,177	(1,086)	1,091
Data processing equipment	20	19,091	(9,061)	10,030
Right of use – leases	20 to 30	6,943	(3,097)	3,846
Machinery and equipment	10	408	(330)	78
Other fixed assets	10 to 20	332	(217)	115
		30,120	(14,388)	15,732
12

8.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2021	Additions	Disposals	Transfers	Exchange variations	March 31, 2022
Furniture and fixtures		1,169	3	-	-	(4)	1,168
Leasehold improvements		2,177	-	-	-	-	2,177
Data processing equipment		19,091	2,197	(1)	-	(113)	21,174
Right of use – leases		6,943	1,260	(93)	(34)	-	8,076
Machinery and equipment		408	-	-	-	-	408
Other fixed assets		332	2	-	-	(6)	328
Cost		30,120	3,462	(94)	(34)	(123)	33,331

Furniture and fixtures	10	(597)	(32)	-	-	3	(626)
Leasehold improvements	10	(1,086)	(68)	-	-	-	(1,154)
Data processing equipment	20	(9,061)	(901)	-	-	60	(9,902)
Right of use – leases	20 to 30	(3,097)	(715)	15	34	-	(3,763)
Machinery and equipment	10	(330)	(5)	-	-	-	(335)
Other fixed assets	10 to 20	(217)	(9)	-	-	5	(221)
					34
(-) Accumulated depreciation		(14,388)	(1,730)	15		68	(16,001)

Total		15,732	1,732	(79)	-	(55)	17,330
13

	Average annual depreciation rates %	December 31, 2020	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2021
Furniture and fixtures		1,374	31	160	(413)	22	(4)	1,169
Leasehold improvements		1,674	18	465	-	27	(7)	2,177
Data processing equipment		14,277	5,093	935	(1,024)	86	(276)	19,091
Right of use – leases		4,967	959	1,817	(800)	-	-	6,943
Machinery and equipment		515	-	1	(108)	-	-	408
Other fixed assets		309	5	26	(8)	-	-	332
Cost		23,116	6,105	3,404	(2,353)	135	(287)	30,120

Furniture and fixtures	10	(604)	(153)	-	172	(12)	-	(597)
Leasehold improvements	10	(847)	(225)	-	-	(17)	3	(1,086)
Data processing equipment	20	(6,229)	(2,860)	-	69	(73)	32	(9,061)
Right of use – leases	20 to 30	(2,347)	(2,228)	-	1,478	-	-	(3,097)
Machinery and equipment	10	(411)	(17)	-	97	-	-	(330)
Other fixed assets	10 to 20	(183)	(38)	-	4	-	-	(217)
(-) Accumulated depreciation		(10,621)	(5,521)	-	1,820	(102)	35	(14,388)

Total		12,495	585	3,404	(533)	33	(252)	15,732
14

9.	Intangible assets and goodwill

9.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance in March 31, 2022
Intangible assets under development	-	12,916	-	12,916
Brands and patents	-	25	-	25
Software license	20 to 50	7,694	(3,772)	3,922
Database	10	800	(487)	313
Goodwill	-	813,912	-	813,912
Customer portfolio	10	120,716	(85,493)	35,223
Non-compete	20	3,234	(1,076)	2,158
Platform	20	222,907	(48,566)	174,341
		1,182,204	(139,394)	1,042,810

	Average annual amortization rates %	Cost	Amortization	Net balance in December 31, 2021
Intangible assets under development	-	7,723	-	7,723
Brands and patents	-	25	-	25
Software license	20 to 50	7,449	(3,310)	4,139
Database	10	800	(467)	333
Goodwill	-	813,912	-	813,912
Customer portfolio	10	120,716	(81,965)	38,751
Non-compete	20	3,234	(874)	2,360
Platform	20	222,907	(39,793)	183,114
		1,176,766	(126,409)	1,050,357
15

9.2.	Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2021	Additions	Disposals	Hyperinflation adjustment	March 31, 2022

Intangible asset in progress		7,723	5,230	-	37	12,916
Software license		7,449	64	-	-	7,513
Database		800	-	-	-	800
Goodwill		813,912	-	-	-	813,912
Customer portfolio		120,716	-	-	-	120,716
Non-compete		3,234	-	-	-	3,234
Brands and patents		25	-	-	-	25
Platform		222,907	181	-	-	222,907
Cost		1,176,766	5,474	-	37	1,182,204

Intangible asset in progress		-	-	-	-	-
Software license	20 – 50	(3,310)	(462)	-	-	(3,772)
Database	10	(467)	(20)	-	-	(487)
Customer portfolio	10	(81,965)	(3,577)	49	-	(85,493)
Non-compete	20	(874)	(202)	-	-	(1,076)
Platform	20	(39,793)	(8,773)	-	-	(48,566)

(-) Accumulated amortizations		(126,409)	(13,034)	49	-	(139,394)

Total		1,050,357	(7,560)	49	37	1,042,810

	Average annual amortization rates %	December 31, 2020	Additions	Additions due to acquisitions	Transfers	December 31, 2021

Intangible asset in progress		8,433	9,849	-	(10,559)	7,723
Software license		3,584	3,517	-	348	7,449
Database		800	-	-	-	800
Goodwill		163,394	-	650,518	-	813,912
Customer portfolio		112,929	-	7,787	-	120,716
Non-compete		-	-	3,234	-	3,234
Brands and patents		-	24	1	-	25
Platform		75,065	77	137,554	10,211	222,907
Cost		364,205	13,467	799,094	-	1,176,766

Intangible asset in progress		-	-	-	-
Software license	20 – 50	(2,172)	(2,002)	-	864	(3,310)
Database	10	(387)	(80)	-	-	(467)
Customer portfolio	10	(67,524)	(12,579)	(1,862)	-	(81,965)
Non-compete	20	-	(337)	(537)	-	(874)
Platform	20	(12,647)	(20,612)	(5,670)	(864)	(39,793)

(-) Accumulated amortizations		(82,730)	(35,610)	(8,069)	-	(126,409)

Total		281,475	(22,143)	791,025	-	1,050,357

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Amortization expense was R$13,034 for the three months period ended March 31, 2022 (R$6,487 for the three months period ended March 31, 2021).

The amortization of intangibles includes the amount of R$11,187 for the three months period ended March 31, 2022 (R$5,965 for the three months period ended March 31, 2021) related to amortization of intangible assets acquired in business combinations, of which R$7,408 (R$3,142 for the three months period ended March 31, 2021) was recorded in costs of services and R$3,779 (R$2,823 for the three months period ended March 31, 2021) in administrative expenses.

10.	Loans and borrowings

		March 31, 2022	December 31, 2021
	Interest p.a.
Working capital	100% of CDI + 2.40% to 5.46% and 8.60%	151,196	163,138
Debentures	18.16%	45,000	45,000
		196,196	208,138

Current		69,437	64,415
Non-current		126,759	143,723

The portion classified in non-current liabilities has the following payment schedule:

	March 31, 2022	December 31, 2021

2023	53,063	70,305
2024	53,999	53,721
2025	18,797	18,797
After 2026	900	900
	126,759	143,723

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000 to be paid in 54 installments. The interest is monthly accrued and paid. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event any of the following situations occur:

a.	Consolidated adjusted gross margin is below 45%;
b.	Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months;
c.	Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months;

To this date, D1 has not breached to any of the non-financial obligations described in the deed of debentures, such as monthly providing financial information and the calculation of the covenants (a) to (c).

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Contractual clauses

The Company has financing agreements in the amount of R$77,763 guaranteed by 20% of accounts receivable given as collateral and the balance of interest-earning bank deposits recorded as non-current assets, representing three times the amount of the first payment of principal plus interest. As of March 31, 2022, the Company was in compliance with the loans and borrowing financial covenants.

(i)	Supplementary information to the cash flow

Loans and financing

Balance at January 1, 2021	98,975

Changes in cash	80,783
Interest paid	(3,240)
Proceeds from loans and borrowings	88,574
Repayments of borrowings	(4,551)
Changes not affecting cash	2,311
Interest and exchange-rate expenses	2,311
Balance at March 31, 2021	182,069

Changes in cash	(19,026)
Interest paid	(7,701)
Repayments of borrowings	(11,325)
Changes not affecting cash	7,084
Interest and exchange-rate expenses	7,084
Balance at March 31, 2022	196,196

11.	Trade and other payables

	31/03/2022	31/12/2021
Domestic suppliers	134,653	132,051
Abroad suppliers	1,046	416
Advance from customers	4,886	5,130
Other accounts payable	8,362	7,763
	148,947	145,360

Currente	148,833	144,424
Non-current	114	936

12.	Long-Term Incentive Programs and Management remuneration

In connection with, the consummation of the initial public offering, the Company granted restricted share units to certain executives and employees, establishing the terms, quantities, and conditions for the acquisition of rights related to the restricted shares.

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The restricted share units gives the holder the right to receive the Company’s Class A common shares subject to, among other conditions, a cliff vesting period of two years and, in the case of some grants, the achievement of certain performance goals to be established by Zenvia Inc..

As of March 31, 2022, the Company had outstanding 60,791 restricted stock units (“RSUs”) that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$1,710 (R$1,069 as of December 31, 2021) recorded in our interim condensed consolidated financial statements. An expense amounting to R$641 (R$0 for the three months period ended March 31, 2021) was recorded in the consolidated statements of profit or loss position as relative to 3 months more of the vesting period of the restricted share units.

Date		Granted Shares	Weighted average grant date fair value (Per share)
Grant	Vesting
08. 09. 2021	07. 22. 2023	45,522	59.11
08. 23. 2021	07. 22. 2023	11,436	84.50
08. 24. 2021	07. 22. 2023	3,833	86.68
		60,791

(i)	Key management personnel compensation

Remuneration paid or payable to key management personnel of the Company for services rendered is as follows:

	Three months period ended March 31,
	2022	2021

Short-term employee benefits	7,257	5,071
Termination benefits	79	-
Share-based payments	641	-
	7,977	5,071

13.	Provisions for tax, labor and civil risks

13.1.	Contingencies with probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuit in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refers to lawsuits in progress and social security risk.

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	March 31, 2022	December 31, 2021

Service tax (ISSQN) Lawsuit - Company Zenvia (a)	34,666	34,666
Labor provisions and other provisions	1,383	1,410
	36,049	36,076

Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(34,697)	(34,697)
Labor appeals judicial and other deposits	(202)	(10)
	(34,899)	(34,707)
	1,150	1,369

a.	The amount of the liability related to the provision for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against the Zenvia Brazil itself and the merged companies Human Serviços para Comunicação Móvel Ltda. and BWMS Soluções Móveis em Informática Ltda. In July 2021, Zenvia Brazil reversed the provision for the BWMS tax lawsuit after a favorable outcome for the Company.

13.2.	Contingencies with possible losses

The company is involved in contingences for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On March 31, 2022, the total amount of contingencies classified as possible was R$27,531 (R$208 as of December 31, 2021). The most relevant cases are set below:

Taxes: The company is involved in disputes related to: (i) infraction notices from city hall of Porto Alegre related to the supposed Value-added Service (“Serviço de Valor Adicionado – SVA”) should be subject to municipal tax (ISSQN) in the amount of R$20,921 (R$0 as of December 31, 2021); (ii) infraction notices from city hall of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from Porto Alegre to São Paulo in the amount of R$6,169 (R$0 as of December 31, 2021).

Labor: the labor contingencies assessed as possible loss totaled R$180 as of March 31, 2022 (R$112 as of December 31, 2021).

Civil: the civil contingencies assessed as possible loss totaled R$234 as of March 31, 2022 (R$63 as of December 31, 2021).

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14.	Liabilities from acquisitions

	Liabilities from business combinations

	March 31, 2022	December 31, 2021
Investment acquisition - Total Voice	-	1,301
Investment acquisition - Sirena	32,326	35,970
Investment acquisition – D1	40,000	164,000
Investment acquisition – Sensedata	35,017	35,018
	107,343	236,289
Current	87,443	176,069
Non-current	19,900	60,220

15.	Equity

a.	Share Capital

Shareholder’s	Class	March 31, 2022%		December 31, 2021%
Bobsin LLC	B	9,578,220	23.18	9,578,220	23.18
Oria Zenvia Co-investment Holdings, LP	B	3,178,880	7.69	3,178,880	7.69
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050	9.54	3,941,050	9.54
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,372,480	10.58	4,372,480	10.58
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.38	2,637,670	6.38
Twilio Inc.	A	3,846,153	9.31	3,846,153	9.31
D1 former shareholders	A	1,942,750	4.70	1,942,750	4.70
Sirena former shareholders	A	89,131	0.22	89,131	0.22
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.39	159,770	0.39
Others	A	11,538,462	27.91	11,538,462	27.91
		41,324,506	100	41,324,506	100

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16.	Revenue

16.1.	Segment reporting

The Company acquired in 2020 Rodati Motor Corporation, including the digital platform of R$54,521 and customer portfolio of R$1,975. These non-financial assets were integrated to the Zenvia business and support the Company’s operations in Brazil, United States, Argentina and Mexico. The Company has no other material non-financial assets outside Brazil.

The Company’s revenue by geography is presented below:

	Three months period ended March 31
	2022	2021
Primary geographical markets
Brazil	180,281	102,315
USA	4,192	7,402
Argentina	2,347	1,484
Mexico	3,918	2,456
Others	6,843	9,036
Total	197,581	122,693

For the three months period ended March 2022 and 2021, the Company had one customer representing 21.0% and 11.3%, respectively, of consolidated revenue.

16.2.	Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in March, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

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17.	Expenses by nature

	Three months period ended March 31,
	2022	2021

Personnel expenses (a)	46,272	38,666
Costs with operators/Other costs	128,650	84,571
Depreciation and amortization	14,764	7,992
Outsourced services	10,182	6,727
Allowance for credit losses	2,040	1,590
Marketing expenses / events	577	2,187
Other expenses	11,292	5,366
Other income and expenses, net (i)	8,040	(108)
	221,817	146,991

Cost of services	138,157	92,400
Sales and marketing expenses	25,419	15,378
General administrative expenses	34,733	32,722
Research and development expenses	13,310	5,009
Allowance for credit losses	2,040	1,590
Other income and expenses, net	8,158	(108)
	221,817	146,991
(i)	As of March 31, 2022 the total amount mostly composed of R$1,867 referring to earn-out, and R$5,529 refers to losses for non-use of the advance payment signed in June 2021 with Oi S.A. (Brazilian telecommunications company) related to SMS service agreement.

(a)	Personnel expenses:

	Three months period ended March 31,
	2022	2021

Salary	25,046	12,254
Benefits	2,861	1,465
Compulsory contributions to social security	6,429	4,488
Provisions (vacation/13th salary)	5,071	1,887
Provision for bonus and profit sharing	4,654	2,658
Compensation	-	6,267
Other	2,211	9,647
	46,272	38,666

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18.	Net finance costs

	Three months period ended March 31,
	2022	2021
Finance cost
Interest on loans and financing	(5,584)	(2,311)
Interest on Debentures	(1,860)	-

Foreign exchange losses	(2,600)	(10,314)
Bank expenses and IOF (tax on financial transactions)	(657)	(819)
Other financial expenses	(453)	(3,759)
Interests on leasing contracts	(149)	(69)
Losses on derivative instruments	(695)	-
Inflation adjustment	(1,620)	(387)
	(13,618)	(17,659)

Finance income
Interest	423	498
Foreign exchange gain	5,460	1,755
Interests on financial instrument	6,008	233
Other financial income	9	440

	11,900	2,926

Net finance costs	(1,718)	(14,733)

19.	Income tax and social contribution

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in these interim condensed consolidated financial statements may have to be adjusted in a subsequent interim period if the Company’s estimate of the annual income tax rate changes in future periods.

	Three months period ended March 31,
	2022	2021

Deferred taxes on temporary differences and tax losses	4,949	10,626
Current tax expenses	(20)	(70)

Tax (income) expense	4,929	10,556

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19.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months period ended March 31,
	2022	2021

Income before income tax and social contribution	(25,954)	(39,031)
Basic rate	34%	34%
Income tax and social contribution	8,824	13,271

Net operation loss carryforward not recorded from subsidiaries (a)	(2,620)	(813)
Bônus	(104)	(2,378)
Others	(1,171)	476

Tax benefit (expense)	4,929	10,556
Effective rate	18.99%	27.05%

(a)              For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized from temporary differences and tax loss carryforward in the amount of R$4,617 because it is not probable that future taxable profit will be available against which the Company can use the benefits thereform.

19.2.	Breakdown and Changes in deferred income tax and social contribution

	March 31, 2022	December 31, 2021

Deferred tax assets
Provision for labor, tax and civil risk	11,787	10,428
Allowance for doubtful accounts	2,535	2,181
Tax losses and negative basis of social contribution tax	13,644	11,728
Provision for compensation from acquisitions	11,735	13,615
Other temporary differences	4,631	4,026
	44,332	41,978

Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Customer portfolio and platform	(12,088)	(14,673)
	(38,873)	(41,458)

	5,459	520

Deferred taxes – assets	5,459	2,276
Deferred taxes – liabilities	-	(1,756)

Balance at December 31, 2021	520
Additions	6,829
Reversals	(1,880)
Foreign Exchange Variation	(10)
Balance at March 31, 2022	5,459

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

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20.	Earnings per share

The calculation of basic earnings per share is calculated by dividing net income for the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

The Company does not have financial instruments which could result in a dilution of the earning per share. The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Three months period ended March 31,
	2022	2021
Basic and diluted earnings per share
Numerator
Profit (loss) of the period assigned to Company’s shareholders	(21,025)	(28,475)
Denominator
Weighted average for number of common shares	32,616,258	23,908,010
Basic and diluted earnings (loss) per share (in reais)	(0.645)	(1.191)

21.	Risk management and financial instruments

21.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below, and in the understanding of the Company's Management, there are no financial instruments classified in other categories besides those informed:

	March 31, 2022				December 31, 2021

	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Fair value through profit or loss	Amortized cost	Level 1	Level 2
Assets
Cash and cash equivalents	223,417	168,180	223,417	-	346,759	235,472	346,759	-
Interest earnings bank deposits	7,154	-	7,154	-	7,005	-	7,005	-
Trade accounts receivable	-	165,983	-	-	-	142,407	-	-
Derivative financial instruments	-	-	-	-	74	-	-	74
	230,571	334,163	230,571	-	353,838	377,879	353,764	74
Liabilities
Loans and financing	-	196,196	-	-	-	208,138	-	-
Derivative financial instruments	556	-	-	556
Trade and other payable	-	148,947	-	-	-	145,360	-	-
	556	345,143	-	556	-	353,498	-	-

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21.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

(b)	Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	391,597	582,231
Interest earnings bank deposits	7,154	7,005
Trade accounts receivable	165,983	142,407
	564,734	731,643

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 6 months;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

(c)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(d)	Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”.

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(e)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are monitored on a daily basis by Company treasury function, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	>3 years

Loans and financing	196,196	196,196	69,437	53,063	72,796	900
Trade and other payables	148,947	148,947	148,833	114	-	-
Lease liabilities	4,749	4,749	2,729	2,020	-	-
	349,892	349,892	220,999	55,197	72,796	900

(f)	Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments and the Long-Term Interest Rate (TJLP) for financing. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at market value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI indexes. The base scenario was the index at March 31, 2021 of 12.25% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate (long-term interest rate).

Operation	Balance at March 31, 2022	Risk	Scenario I Current scenario	Scenario II	Scenario III
Financial investments	223,417	CDI decrease	27,369	31,857	21,238
			12.25%	9.19%	6.13%
Financial liabilities - financing	196,196	CDI increase	(24,034)	(30,043)	(36,051)
			12.25%	15.31%	18.38%

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(g)	Capital management

Company’s capital management aims to ensure that a strong credit rating is maintained before institutions, as well as a strong capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, fund new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	March 31, 2022	December 31, 2021
Loans and borrowings	196,196	208,138
Cash and cash equivalents	(391,597)	(582,231)
Net debt	(195,401)	(374,093)
Total equity	1,152,675	1,203,202
Net debt/equity (%)	(0.17)	(0.31)

22.	Related Parties

Related parties transactions are carried out under based on market conditions, the intercompany transactions are eliminated in consolidation.

As of March 31, 2022, the Company has R$3,201 (R$7,269 as of December 31, 2021) in trade and other receivables with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish a transaction from SMS operations with no mark up, only with the cost reimbursement received in 45 days from the day of the issuing of such invoice.

23.	Subsequent events

23.1.	Acquisition of Movidesk

On May 2, 2022, Zenvia Inc, entered into an agreed for the directly acquisition of 100% of the share capital of Movidesk Ltda. – Movidesk, which is a company focused on customer service solutions to define workflows, provide integration with communication channels and monitor tickets through dashboards and reports.

The payment conditions includes a cash disbursement of R$296 million on the closing date and an earn-out structure based on the fulfilling of gross margin targets until the third quarter of 2023, which is estimated at approximately R$320 million to be paid in December 2023. Movidesk’s CEO and former controlling shareholder, and key executives have also received 315,820 Zenvia Class A shares, subject to a lock-up period.

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23.2.	New long-Term Incentive Program

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant Class A common shares (or cash-based payments equivalent to Class A common shares) to certain executives and employees of the Company and its subsidiaries subject to, among other conditions, a vesting period of twenty-eight months counted as of May 5, 2022 and, in the case of some senior officers and employees, the achievement of certain gross profit performance goals to be established by the Company. ILP 4 destinates a maximum of 240,000 Class A common shares to be issued to the beneficiaries of the plan after the vesting period and the achievement of the gross profit goals, as applicable.

* * *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 4, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer